

Mail Stop 4720

January 19, 2016

Matthew R. Patterson
President and Chief Executive Officer
Audentes Therapeutics, Inc.
101 Montgomery Street, Suite 2650
San Francisco, California 94104

> **Re: Audentes Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 4, 2016**
> **Correspondence Submitted January 11, 2016**
> **File No. 333-208842**

Dear Mr. Patterson:

     We have reviewed your correspondence and have the following comment. Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in a response.

     After reviewing the information you provide in response to this comment and any filed registration statement, we may have additional comments.

General

1.   Please expand your analysis to include all equity issuances subsequent to January 1, 2015, including the preferred stock issued in October 2015. Also, for the analysis provided it is unclear how you have sufficiently addressed our comment considering the significant increase in the estimated fair value of the common stock from the periods provided to the mid-point of the price range. Please tell us the following:

- How you determined the discount for lack of marketability for all valuations presented;

- Further explain why the PWERM was not used in the October 8, 2015 valuation and what occurred between then and the December 6, 2015 valuation when it was used;

- How you determined the weightings for each of the scenarios used in the December 6, 2015 valuation; and

- How you determined that a scenario with a December 2016 IPO was appropriate in your December 6, 2015 valuation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha McCullom at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Amy Reischauer at (202) 551-3793 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Amy Reischauer for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Effie Toshav, Esq.
Robert Freedman, Esq.
James Evans, Esq.
Fenwick & West LLP
555 California Street, 12th Floor
San Francisco, California 94104